Exhibit 99.1

Ebang International Announces Closing of Follow-on Public Offering

HANGZHOU, China, February 17, 2021 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a blockchain technology company in the global market, today announced the closing of its previously announced best-effort follow-on public offering for the sale of 14 million units offered for sale by the Company, at a purchase price of US$5.00 per unit, for aggregate gross proceeds of approximately US$70 million. Each unit consists of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share of the Company. Each two warrants have an exercise price per Class A ordinary share of US$5.25. On February 11, 2021, the Company entered into Securities Purchase Agreements with institutional investors that have agreed to purchase an aggregate of 14 million units at the initial closing. The units and the warrants have been registered pursuant to a registration statement declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 10, 2021. The Company may hold one or more additional closings until the maximum number of units are sold or the offering is terminated. Our Class A ordinary shares are listed on the Nasdaq Global Select Market under the symbol “EBON.”

On February 11, 2021, we also entered into a Placement Agent Agreement with Univest Securities, LLC, as representative of the several placement agents identified therein, including Lake Street Capital Markets, LLC.

The Company intends to use the net proceeds from the offering primarily for research, development, production and sales of ASICs and equipment related to cryptocurrencies, expansion of its cryptocurrency mining business as well as establishment and operation of cryptocurrency mining farms, and general corporate purposes, which may include working capital needs and other corporate uses.

The units are offered pursuant to the Company’s registration statement on Form F-1, as amended, which was originally filed with the SEC on February 5, 2021 and became effective on February 10, 2021. The units may be offered only by means of a prospectus forming a part of the effective registration statement. When filed with the SEC, copies of the final prospectus may be obtained at the SEC’s website at http://www.sec.gov. Electronic copies of the prospectus may also be obtained, when available, by contacting Univest Securities, LLC at 375 Park Ave #1502, New York, NY 10152, by phone (212) 343-8888 or e-mail info@univest.us.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

This press release contains information about the pending offering of units, and there can be no assurance that the offering will be completed.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a leading bitcoin mining machine producer in the global market with steady access to wafer foundry capacity. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.cn/.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.
Email: ir@ebang.com.cn

Ascent Investor Relations LLC
Ms. Tina Xiao
Tel: (917) 609-0333
Email: tina.xiao@ascent-ir.com